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                          January 23, 2024

       Sally Outlaw
       Chief Executive Officer
       Worthy Wealth, Inc.
       11175 Cicero Drive, Suite 100
       Alpharetta, Georgia 30022

                                                        Re: Worthy Wealth, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed January 10,
2024
                                                            File No. 024-12388

       Dear Sally Outlaw:

               Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, we note your disclosure on page 41 that on December 11, 2023, you entered into the Securities
       Purchase Agreement pursuant to which you intend to acquire Worthy Property Bonds Inc. and
       Worthy Property Bonds 2, Inc. and their wholly owned subsidiaries. As it appears these are probable acquisitions, please present pro forma financial information to reflect the acquisitions in addition to financial statements required by Rule 8-04 of Regulation S-
       X. Reference is made to Part F/S of Form 1-A.

               We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact Ruairi
Regan at 202-551-3269 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Frank Borger Gilligan,
Esq.